Free Writing Prospectus (To the Prospectus dated February 10, 2009 and Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 June 8, 2009

$[—] 100% Principal Protected Leveraged Callable CMS Spread Note Due 2024 Medium-Term Notes, Series A

As further described below, interest will accrue on the Notes (i) for the first year, at a fixed rate of [14.50]% per annum and (ii) from the second year to the Maturity Date (subject to our redemption right), at a variable rate per annum equal to [7.0] times the difference, if positive, between the 10-Year CMS Rate and the 2-Year CMS Rate, as determined and reset semi-annually, subject to a maximum coupon of [14.50]% per annum. From the second year to maturity, the Notes will not accrue any interest in any interest period in which the 10 Year CMS Rate is less than or equal to 2 Year CMS Rate. We have the right to redeem the Notes on any Interest Payment Date on or after [June 26, 2014].

Key Terms:	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA–/Aa3‡)

Principal Amount:	$ [TBD]

Trade Date:	[TBD]

Issue Date:	[June 26, 2009]

Maturity Date:	[June 26, 2024]

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Reference Rate:

10 Year CMS Rate minus 2-Year CMS Rate

10 Year CMS Rate means for any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 10 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 or any successor page under the heading “10YR” as of 11:00 a.m., New York City time, on the related CMS Determination Date. If such rate does not appear on Reuters Screen ISDAFIX1 on any CMS Determination Date, the rate for the related Interest Reset Date shall be determined on such CMS Determination Date as if the parties had specified “CMS Rate” as the applicable rate, as described under “Reference Assets—Floating Interesting Rate—CMS Rate” in the prospectus supplement.

2 Year CMS Rate means for any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 2 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 or any successor page under the heading “2YR” as of 11:00 a.m., New York City time, on the related CMS Determination Date. If such rate does not appear on Reuters Screen ISDAFIX1 on any CMS Determination Date, the rate for the related Interest Reset Date shall be determined on such CMS Determination Date as if the parties had specified “CMS Rate” as the applicable rate, as described under “Reference Assets—Floating Interest Rate—CMS Rate” in the prospectus supplement.

Principal Protection:	100%

Interest Rate:

From and including the Issue Date to but excluding June 26, 2010: 14.50% per annum.

From and including June 26, 2010 to but excluding the Maturity Date (subject to Early Redemption), a per annum rate equal to the Reference Rate times the Multiplier; provided that the Interest Rate shall not be greater than the Interest Rate Cap and shall not be less than zero.

Multiplier:	[7.0]

Interest Rate Cap:	[14.50]% per annum.

CMS Determination Date:	Two Business Days prior to the relevant Interest Reset Date

Interest Period:	The initial Interest Period will begin on, and include, the Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

Interest Payment Dates:	Each June 26 and December 26, beginning on December 26, 2009

Interest Reset Dates:	For each Interest Period, the first day of such Interest Period

Day Count Convention:	30/360

Business Day Convention:	Following (with no adjustment for Interest Period end dates)

Payment at Maturity:	Subject to Early Redemption, you will receive at maturity, 100% of the principal amount of your Notes plus any accrued and unpaid interest.

Early Redemption:	Commencing on June 26, 2014, we have the right, upon at least 5 Business Days notice, to redeem the Notes, in whole or in part, on any Interest Payment Date at an amount equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the date of such Early Redemption. If we exercise our Early Redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	[TBD]

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A. For further information regarding the ratings assigned to the Medium-Term Notes Program, Series A, see “Program Credit Rating” below.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-3 of this free writing prospectus.

	Price to Public*	Agent’s Commission(1)	Proceeds to Barclays Bank PLC(1)
Per Note	100.00%	[—]%	[—]%
Total	$[—]	$[—]	$[—]

(1)	The Notes will be sold to certain brokers or dealers at a discount from the initial public offering price of up to the percentage and total amount set forth here. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.
*	Variable Price Offer. The Notes are being sold in one or more negotiated transactions, at prices that may be different than par, and such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold at a discount and the redemption price may equal 100.00% or some other percentage of par.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA– by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), and will be rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”). An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa3 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

GENERAL TERMS FOR THE NOTES

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

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SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

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Reference Rate / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the Reference Rate. Instead, the amount of interest payable on the Notes (from and after June 26, 2010) is dependent on whether, and the extent to which, the Reference Rate (which is the difference between the 10 Year CMS Rate and the 2 Year CMS Rate) is greater than zero on the CMS Determination Date applicable to the relevant Interest Period. There is a risk that the difference between the 10 Year CMS Rate and the 2 Year CMS Rate, determined on any CMS Determination Date, may be less than zero, in which event no interest will be payable on the next succeeding Interest Payment Date. From and after June 26, 2010, if the Reference Rate is equal to or below zero on every CMS Determination Date, then you will not receive interest payments on any Interest Payment Date. Moreover, from and after June 26, 2010, interest payments on the Notes will be capped at a rate of [14.50]% per annum. Thus the yield on the notes may be less than the yield on a similar security based on Reference Rate that is not subject to an interest rate cap.

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Issuer Credit Risk—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to the Maturity Date (or Early Redemption Date, if applicable), regardless of the performance of the Reference Rate. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Rate;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

EXAMPLE INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

The following table illustrates how the hypothetical Interest Rates and the hypothetical interest payments would be calculated for every $1,000 principal amount of Notes from and after June 26, 2010, subject to a hypothetical Interest Rate Cap of 14.50% and a hypothetical Multiplier of 7.0. All of the hypothetical Interest Rates set forth below are for illustrative purposes only. The actual interest payment will depend on the actual level of the Reference Rate on each CMS Determination Date. The applicable Interest Rate for each Interest Period will be determined on a per-annum basis but will apply only to that Interest Period. In addition, whether or not you would receive interest at the hypothetical Interest Rate below would depend on whether or not we determine to exercise our Early Redemption right prior to the Interest Period in which such Interest Rates would be applicable. We have further assumed that the Notes have semi-annual Interest Payment Dates, and that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the semi-annual interest payment for the Interest Period will be 180/360). These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the Reference Rate. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical 10 Year CMS Rate	Hypothetical 2 Year CMS Rate	Hypothetical Reference Rate	Hypothetical Interest Rate (Per Annum)	Hypothetical Semi- Annual Interest Payment
0.00%	8.00	–8.00%	0.00%	$0.00
3.00%	5.00%	–2.00%	0.00%	$0.00
5.00%	5.00%	0.00%	0.00%	$0.00
5.00%	4.50%	0.50%	3.50%	$17.50
7.00%	6.00%	1.00%	7.00%	$35.00
7.00%	4.50%	2.50%	14.50%	$72.50
9.00%	3.00%	6.00%	14.50%	$72.50

Hypothetical Examples of Interest Payments

The following examples illustrate how the interest rates set forth in the table above are calculated.

Example 1: Based on a hypothetical 10 Year CMS Rate of 3.00% and a hypothetical 2 Year CMS Rate of 5.00%, the interest payable for the relevant Interest Payment Date is calculated as follows:

Step 1: Calculate the Reference Rate

The Reference Rate is calculated as the difference between the hypothetical 10 Year CMS Rate of 3.00% and the hypothetical 2 Year CMS Rate of 5.00%:

3.00% - 5.00% = –2.00%

Step 2: Calculate the interest rate (per annum)

The per annum Interest Rate for the relevant Interest Period equals the Reference Rate of –2.00% times the Multiplier of 7.0, subject to an Interest Rate Cap of 14.50% and shall be no less than zero. Given that –2.00% multiplied by 7.0 equals –14.00% which is less than zero, the Interest Rate for the relevant Interest Payment Date shall be zero.

Step 3: Calculate the Semi-Annual Interest Payment for the Relevant Interest Period

The amount of interest payment for the relevant Interest Period equals (i) the product of the principal amount and the interest multiplied by (ii) the applicable day count fraction on a 30/360 basis. No adjustments will be made in the event an Interest Reset Date or an Interest Payment Date is not a Business Day. The interest payment for this Interest Period is zero, calculated as follows:

$1,000 x 0% x 180/360 = $0.00

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Example 2: Based on a hypothetical 10 Year CMS of 7.00% and a hypothetical 2 Year CMS Rate of 6.00%, the interest payable for the relevant Interest Payment Date is calculated as follows:

Step 1: Calculate the Reference Rate

The Reference Rate is calculated as the difference between the hypothetical 10 Year CMS Rate of 7.00% and the hypothetical 2 Year CMS Rate of 6.00%:

7.00% - 6.00% = 1.00%

Step 2: Calculate the interest rate (per annum)

The per annum Interest Rate for the relevant Interest Period equals the Reference Rate of 1.00% times the Multiplier of 7.0, subject to the Interest Rate Cap of 14.50% and shall be no less than zero. Given that 1.00% multiplied by 7.0 equals 7.00% which is more than zero and less than 14.50%, the Interest Rate for the relevant Interest Payment Date shall be 7.00%.

Step 3: Calculate the Semi-Annual Interest Payment for the Relevant Interest Period

The amount of interest payment for the relevant Interest Period equals (i) the product of the principal amount and the interest multiplied by (ii) the applicable day count fraction on a 30/360 basis. No adjustments will be made in the event an Interest Reset Date or an Interest Payment Date is not a Business Day. The interest payment for this Interest Period with a hypothetical Interest Rate of 7.00% is $35.00 for every $1,000 principal amount of Notes, calculated as follows:

$1,000 x 7.0% x 180/360 = $35.00

Example 3: Based on a hypothetical 10 Year CMS of 9.00% and a hypothetical 2 Year CMS Rate of 3.00%, the interest payable for the relevant Interest Payment Date is calculated as follows:

Step 1: Calculate the Reference Rate

The Reference Rate is calculated as the difference between the hypothetical 10 Year CMS Rate of 9.00% and the hypothetical 2 Year CMS Rate of 3.00%:

9.00% -3.00% = 6.00%

Step 2: Calculate the interest rate (per annum)

The per annum Interest Rate for the relevant Interest Period equals the Reference Rate of 6.00% times the Multiplier of 7.0, subject to the Interest Rate Cap of 14.50% and shall be no less than zero. Given that 6.00% multiplied by 7.0 equals 42.00% which is greater than the Interest Rate Cap of 14.50%, the Interest Rate for the relevant Interest Payment Date shall be 14.50% (that is, shall be set equal to the Interest Rate Cap).

Step 3: Calculate the Semi-Annual Interest Payment for the Relevant Interest Period

The amount of interest payment for the relevant Interest Period equals (i) the product of the principal amount and the interest multiplied by (ii) the applicable day count fraction on a 30/360 basis. No adjustments will be made in the event an Interest Reset Date or an Interest Payment Date is not a Business Day. The interest payment for this Interest Period with a hypothetical Interest Rate of 14.50% is $72.50 for every $1,000 principal amount of Notes, calculated as follows:

$1,000 x 14.50% x 180/360 = $72.50

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes. As a result, you may be required to include original issue discount (“OID”) in income during a taxable year in excess of the actual payments you receive on your Notes in such taxable year. We intend to treat the excess of (x) any non-contingent payments on the Notes (i.e., the initial 14.50% interest rate) in an accrual period over (y) of the product of the comparable yield of the Notes and their adjusted issue price as a nontaxable return of principal which, in turn, will reduce the “adjusted issue” price of the Notes. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or other disposition of the Notes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes at the price specified on the cover of this free writing prospectus. The Agent is committed to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of will be made against payment for the Notes more than three business days following the pricing date for the Notes (that is, the Notes will have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

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